Exhibit 99.1

COMPANY ANNOUNCEMENT

(ASX: ATH)

RESULTS OF ANNUAL GENERAL MEETING

Wednesday, 18th November 2020

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried by poll.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today.

The Chairman voted undirected proxies in his control in favour of all resolutions.

Resolution 1,8 and 9 are resolutions that required 75% approval to be passed. This threshold has been achieved and these resolutions passed.

On behalf of the Board

Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Level 3, 62 Lygon Street, Carlton Victoria Australia 3053	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735

ALTERITY THERAPEUTICS LIMITED
2020 Annual General Meeting
Wednesday, 18 November 2020
Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
Resolution 1 Non-binding resolution to adopt Remuneration Report	Ordinary	315,711,326 95.56%	9,937,610 3.01%	4,750,186 1.43%	1,491,519	320,461,512 96.99%	9,937,610 3.01%	1,491,519	Carried
Resolution 2 Re-Election of Director - Mr Peter Marks	Ordinary	328,101,326 94.56%	14,126,458 4.07%	4,750,186 1.37%	2,047,576	332,851,512 95.93%	14,126,458 4.07%	2,047,576	Carried
Resolution 3 Re-Election of Director - Mr Lawrence Gozlan	Ordinary	327,812,822 94.47%	14,369,638 4.14%	4,795,186 1.39%	2,047,900	332,608,008 95.86%	14,369,638 4.14%	2,047,900	Carried
Resolution 4 Approval to refresh and amend 2004 ASX Plan	Ordinary	314,850,243 95.33%	10,602,641 3.21%	4,845,086 1.46%	1,592,572	319,695,329 96.79%	10,602,641 3.21%	1,592,572	Carried
Resolution 5 Approval to refresh and amend 2018 ADS Plan	Ordinary	315,582,587 95.52%	10,039,236 3.04%	4,751,688 1.44%	1,517,032	320,334,275 96.96%	10,039,236 3.04%	1,517,032	Carried
Resolution 6 Ratification of prior issue of shares	Ordinary	330,079,772 95.15%	12,094,124 3.48%	4,750,188 1.37%	2,010,679	334,829,960 96.51%	12,094,124 3.49%	2,010,679	Carried
Resolution 7 Approval for issue of securities	Ordinary	323,146,414 92.86%	20,083,404 5.77%	4,750,186 1.36%	1,055,537	327,896,600 94.23%	20,083,404 5.77%	1,055,537	Carried
Resolution 8 Amendment to Company constitution	Special	330,873,819 95.54%	10,672,653 3.08%	4,762,186 1.38%	2,716,885	335,636,005 96.92%	10,672,653 3.08%	2,716,885	Carried
Resolution 9 Approval of 10% Placement issue	Special	330,287,704 95.05%	12,705,141 3.65%	4,511,756 1.30%	1,521,040	334,799,460 96.34%	12,705,141 3.66%	1,521,040	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.